Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0
PRESS RELEASE

Source:	Tembec Inc.

Contacts:	Michel J. Dumas	John Valley
	Executive Vice President,	Executive Vice President,
	Finance & CFO	Business Development & Corporate Affairs
	Tel: 819-627-4268	Tel: 819-627-4387
	E-mail: michel.dumas@tembec.com	E-mail: john.valley@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS
SECOND QUARTER ENDED MARCH 31, 2007

Montreal, Quebec, May 3, 2007: Consolidated sales for the second quarter ended March 31, 2007 were $790 million, down from $818 million in the comparable period last year. The Company generated a net loss of $45 million or $0.54 per share compared to a net loss of $168 million or $1.96 per share in the corresponding quarter ended March 25, 2006. Earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $17 million, as compared to EBITDA of $4 million a year ago and EBITDA of $13 million in the prior quarter.

The March 2007 quarterly financial results include an after-tax gain of $10 million or $0.12 per share relating to a gain on translation of foreign debt. After adjusting for this item and certain other items, the Company would have generated a net loss of $58 million or $0.70 per share. This compares to a net loss of $110 million or $1.28 per share in the corresponding quarter ended March 25, 2006 and net earnings of $17 million or $0.21 per share in the previous quarter. The impact of specific items on the Company’s financial performance is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

Business Segment Results

The Forest Products segment generated negative EBITDA of $22 million on sales of $213 million. This compares to negative EBITDA of $15 million on sales of $204 million in the prior quarter. The sales increase of $9 million was caused primarily by higher volumes and selling prices for Eastern SPF lumber. US $ reference prices for random lumber increased by approximately US $6 per mfbm while stud lumber increased by US $14 per mfbm. Currency provided a small positive as the Canadian $ averaged $0.854, a 3% decline from $0.877 in the prior quarter. The net price effect was an increase in EBITDA of $2 million or $6 per mfbm. Margins were negatively impacted by higher operating costs caused by seasonal weather and reduced operating levels at several facilities. The March quarter also saw lower profitability in Specialty and Engineered wood as the winter period normally experiences reduced activity. During the quarter, the Company incurred $5 million of lumber export taxes as compared to $3 million in the prior quarter. Lumber export taxes are payable based on the new agreement between Canada and the United States. While the tax rates on our Eastern and Western shipments remained unchanged at 5% and 15% respectively, a combination of higher U.S. shipments and higher value products generated the majority of the increase. The lumber tax was also applicable for the entire March quarter, whereas the first 11 days of the prior quarter were not subject to lumber export taxes.

The Pulp segment generated EBITDA of $39 million on sales of $382 million for the quarter ended March 2007 compared to EBITDA of $20 million on sales of $327 million in the December 2006 quarter. The $55 million increase in sales was the result of increased shipments and prices for all grades of pulp. In the December quarter, shipments had been below normal levels due to increased maintenance downtime. As well, finished goods inventory needed to be increased. Paper pulp inventories had decreased to 18 days of supply at the end of September, a level which was not sustainable given customer service requirements. In the March quarter, sales and production were balanced and inventory levels ended at 27 days, unchanged from the end of the prior quarter. US $ reference prices increased for all grades of pulp, led by softwood and specialty grades. Prices were also assisted by currency as the Canadian $ averaged 3% less versus the US $ as compared to the prior quarter. The net price effect was an increase of $34 per tonne, increasing EBITDA by $17 million. Margins were also assisted by lower manufacturing costs. During the December 2006 quarter, the Company incurred higher labour and maintenance material costs associated with maintenance shutdowns at four of its pulp mills, including 10 days and 11 days respectively at the Tartas specialty pulp mill and the Tarascon paper pulp mill. Total downtime reached 21,400 tonnes in the December quarter. In the most recent quarter, maintenance downtime was only 4,400 tonnes. The latter amount does not include 12,400 tonnes of lost production associated with an explosion in one of the two flash pulp dryers at the Temiscaming high yield pulp mill. The dryer was off-line for approximately one month. The cost of this incident including repairs and the value of lost sales was approximately $4 million. The dryer was restarted in March and has been operating well since that time.

The Paper segment generated negative EBITDA of $2 million on sales of $209 million. This compares to EBITDA of $6 million on sales of $207 million in the prior quarter. The sales increase of $2 million was due to higher shipments of coated and specialty papers partially offset by lower shipments and prices for newsprint. US $ reference prices for newsprint and coated papers declined by US $40 per tonne and US $3 per short ton respectively. The reference price for coated bleached board increased by US $13 per short tonne. Prices were assisted by currency as the Canadian $ averaged 3% less versus the US $. The net price effect was a decrease of $9 per tonne, decreasing EBITDA by $2 million. Increased energy and fibre costs, primarily at the St. Francisville paper mill, were also a factor that reduced segment margins. The depreciation of the Canadian currency versus the US $ also increased St. Francisville’s reported costs. Total downtime in the March quarter was 3,900 tonnes compared to 10,900 tonnes in the prior quarter.

Outlook

Overall, the March quarterly operating results fell short of the Company’s expectations. Continued low lumber selling prices combined with the approximately $4 million cost of the flash dryer explosion at the Temiscaming pulp mill negatively impacted the results. Better margins are anticipated in the coming quarters as market pulp prices remain strong and we expect some improvement in lumber prices, albeit from a low level. While the recent strengthening of the Canadian $ versus the US $ is a negative, the Company continues to manage the business on the assumption that the Canadian $ will trade in the US $ 0.87 to US $0.89 range. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s recovery plan. While the recent softwood lumber agreement did not represent an optimal outcome for Canadian lumber manufacturers, it did replenish the Company’s liquidity. Efforts have now turned to optimization of operations given the new lumber export taxes and quotas and the difficult market conditions.

Liquidity at the end of March 2007 was $185 million. The March / April period represents peak seasonal inventory and we expect liquidity to increase over the next several months as inventory levels decline. In addition, the Company continues with other initiatives to improve liquidity. The target for fiscal 2007 is to generate $100 million of additional liquidity through a combination of asset sales and increased working capital facilities. To date, a total of $60 million has been generated through these initiatives.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.